EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

December 31, 2005

Net income from continuing operations, less preferred dividends	$93,274
Preferred dividends	46,479
Minority interest in earnings of common unitholders	9,378
Interest expense	120,369
Earnings before fixed charges	$269,500

Interest expense	$120,369
Interest costs capitalized	9,510
Total fixed charges	129,879

Preferred dividends	46,479
Total fixed charges and preferred dividends	$176,358

Ratio of earnings to fixed charges	2.08

Ratio of earnings to combined fixed charges and preferred dividends	1.53